Exhibit 99.3

Security Holder Undertaking

in relation to

Einride AB

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1.	Background

1.1	The undersigned (the “Signatory”) will in close connection to the execution of this Security Holder Undertaking (the “Undertaking”) subscribe for warrants of series [ ] (the “Warrants”) entitling to subscription of ordinary shares in Einride AB, reg.no. 559074-8926 (the “Company”). The Warrants will be governed by “Terms and Conditions for Warrants in Einride AB [ ], attached hereto as Schedule A, (the “Warrant Terms”)

1.2	The Warrants will be issued pursuant to a resolution passed by the Board, which has been granted the authorization to issue the Warrants by the annual general meeting in the Company held on [ ], on or about the date of this Undertaking and subscription will be made immediately in a separate subscription list. The Warrants will be issued against a warrant subscription price of USD [ ] per Warrant (the “Warrant Premium”), which is equal to the warrants’ market value, such Warrant Premium to be paid in accordance with instructions from the Company.

1.3	By signing this Undertaking, the Signatory agrees, for the benefit of the Shareholders (as defined below) and the Company, to be bound by and comply with the undertakings and obligations set forth in this Undertaking.-

2.	Definitions

2.1	In this Undertaking:

“Business Day”	means a day when banks in Sweden are open for general banking business (other than over the Internet only)

“Board”	means the Company’s board of directors

“Group”	shall mean the Company and any majority owned or controlled entities of the Company

“Shareholders”	means the holders of Shares that are parties to the Shareholders’ Agreement

“Shareholders’ Agreement”	means the Shareholders’ Agreement governing the shareholding in the Company entered into on 20 July 2023 as amended or restated from time to time

“Shares”	means shares of any class issued by the Company

“Undertaking”	means this security holder undertaking

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3.	The Signatory’s rights and obligations to transfer Warrants

3.1	Disposal restrictions

Subject to the limitations set out in this Undertaking, the Signatory may transfer, but not pledge or otherwise encumbrance, the Warrants.

3.2	Right of first refusal

3.2.1	In case the Signatory desires to sell or otherwise transfer any of the Warrants initially held by the Signatory (the “Initially Held Warrants”) (other than in accordance with Clause 3.3), in whole or in part (provided that any transfer must always include at least fifty (50) percent of the Initially Held Warrants), the Signatory shall only be entitled to transfer such Warrants (the “Offered Warrants”) provided that the following terms and conditions are fulfilled:

(a)	The Signatory shall by notice to the Board make an offer to firstly, the Company (or at the instruction of the Company, a Group member), and secondly the Shareholders to redeem or acquire, as applicable, the Offered Warrants from the Signatory as is further set forth in this Clause 3.2.1 (the “Offer”). If the Company (or a Group member) has waived its right of first refusal in accordance with this Clause 3.2 to redeem or to acquire the Offered Warrants or has not notified the Signatory of its wish to exercise its right to redeem or to acquire the Offered Warrants within twenty (20) Business Days from the receipt of the Offer (the “Company’s Acceptance Period”), the Board shall immediately notify the Shareholders of the Offer with an invitation to give notice to the Board of their wish to exercise their right of first refusal within twenty (20) Business Days from the receipt of the notice of the Board (the “Shareholders’ Acceptance Period”). The Shareholders shall have the right to acquire the Offered Warrants in proportion to their respective shareholdings in the Company, on the terms and conditions contained in the Offer. If only one or some of the Shareholders wishes to accept the Offer, the right of such Shareholder or Shareholders shall have reference to all but not less than all of the Offered Warrants in proportion to such Shareholder’s or Shareholders’ respective shareholdings; the Offer shall contain (i) the number of Offered Warrants and the name(s) of the potential purchaser(s) of such Offered Warrants; and (ii) the price at which the Offer is made, which shall be no more than the Fair Market Value (as defined below).

(b)	If the Company (or a Group member) and the Shareholders have not exercised its right to redeem or to acquire the Offered Warrants within the Company’s Acceptance Period and the Shareholders’ Acceptance Period, respectively, the sale of the Offered Warrants by the Signatory shall be made on the terms and conditions of the Offer within sixty (60) Business Days from the expiration of the Shareholders’ Acceptance Period, except that the price at which the sale is perfected may be higher than the price indicated in the Offer.

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(c)	The party acquiring the Offered Warrants enters into and becomes bound by this Undertaking immediately in connection with the completion of the sale and adheres to the Shareholders’ Agreement (if not already a party, or already bound, by this Undertaking and/or the Shareholders’ Agreement).

3.2.2	Notwithstanding the provisions in Clause 3.2.1, no Warrants may, directly or indirectly, be offered or transferred, in any way, to a person or company being a direct or indirect competitor of the Company (as reasonably determined by the Board).

3.2.3	In case a Signatory has transferred Warrants in connection with this Clause 3.2, the party that has acquired the Warrants shall be obliged to observe the provisions in Clause 3.3 in case the original Signatory subsequently becomes a Departing Signatory (as defined below).

3.2.4	Notwithstanding any other provision of this Undertaking, the Signatory may transfer all or part of its Warrants to another company directly or indirectly controlled by the Signatory (“Controlled Company”). The Signatory shall procure that the shares in the Controlled Company are not transferred to any party other than a party directly or indirectly controlled by the Signatory, unless the Warrants held in the Controlled Company are first re-transferred to the Signatory. The Signatory shall remain a party to this Undertaking, and at the time of transfer, the Controlled Company shall adhere to this Undertaking as a party.

3.3	Compulsory Transfer of Warrants

3.3.1	Should a Signatory’s (for the purpose of this Clause 3.3 and Clause 3.4, a “Departing Signatory”) employment or consultancy agreement with the Group cease during the Subscription Period (as defined in the Warrant Terms) (the “Relevant Period”), such Departing Signatory shall be deemed to have made an irrevocable offer to the Company (or at the instruction of the Company a Group member) or the Shareholders to redeem or purchase any Unvested Warrants (as defined in Schedule B) up to a maximum of 100 percent of such Departing Signatory’s Initially Held Warrants (the “Compulsory Sale Warrants”) in order of preference according to Clause 3.3.7.

3.3.2	For the purposes of this Clause 3.3 and Clause 3.4,

A Departing Signatory shall be deemed to be a “Bad Leaver” in case of:

(a)	the Departing Signatory notifying termination or being notified of termination of the Departing Signatory’s employment or consultancy agreement with the Company or a member of the Group, or if such agreement otherwise terminates or lapses, in all cases for whatever reason, before the twelve (12) month anniversary of the start date of the Signatory’s employment or assignment with the Group;

(b)	voluntary termination of the Departing Signatory’s employment or consultancy agreement (including for the avoidance of doubt by mutual agreement) with the Company or a member of the Group (other than by reason of a voluntary termination resulting from a material change to the business of the Group or the Company or a member of the Group having committed gross breach of the employment or consultancy agreement, as the case may be); or

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(c)	the Company or a member of the Group rightfully dismissing or terminating, as applicable, the Departing Signatory’s employment or consultancy agreement with immediate effect (Sw. avsked/hävning av konsultavtal) due to gross breach of contact (Sw. grovt avtalsbrott) by the Departing Signatory (including if a Departing Signatory does not enter upon (Sw. tillträder) its employment or assignment as set out in the employment or consultancy agreement and after any applicable grace period) or any other reason under applicable law that would entitle the Company or a member of the Group to dismiss or terminate such Departing Signatory’s employment or assignment without notice.

3.3.3	Subject to Clause 3.3.2(a), should a Departing Signatory’s employment or consultancy agreement with the Group cease before the end of the Relevant Period for any other reason than described in Clause 3.3.2 above, the Departing Signatory should be deemed to be a “Good Leaver”.

3.3.4	The Warrants shall vest over the Relevant Period as further described in Schedule B.

3.3.5	Notwithstanding the content in Schedule B, if the Signatory is deprived of any or all of the Warrants by way of a division of property (such as in connection with divorce, death or similar) and such deprivation is not rectified within fifteen (15) Business Days from the day the Warrants are deprived, any such Warrants that the Signatory has been deprived of shall be deemed to be Unvested Warrants and irrevocably be deemed to have been offered as Compulsory Sale Warrants to the Company (or at the instruction of the Company a Group member) or the Shareholders for redemption or purchase in order of preference according to Clause 3.3.7.

3.3.6	The purchase price or redemption price, as applicable, for the Compulsory Sale Warrants to be transferred or redeemed in accordance with this Clause 3.3 shall be determined as follows:

(a)	For a Departing Signatory who is a Good Leaver, the aggregate purchase price or redemption price, as applicable, for the Compulsory Sale Warrants shall be the Fair Market Value of the Compulsory Sale Warrants.

(b)	For a Departing Signatory who is a Bad Leaver, the aggregate purchase price or redemption price, as applicable, for the Compulsory Sale Warrants shall be the lower of the aggregate Warrant Premium of the Compulsory Sale Warrants and Fair Market Value of the Compulsory Sale Warrants.

(c)	For Compulsory Sale Warrants which are transferred or redeemed due to the Signatory being deprived of the Compulsory Sale Warrants by way of an unrectified division of property the aggregate purchase price or redemption price, as applicable, for the Compulsory Sale Warrants shall be the lower of the aggregate Warrant Premium of the Compulsory Sale Warrants and Fair Market Value of the Compulsory Sale Warrants.

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3.3.7	The Compulsory Sale Warrants and Sale Shares (as defined below) shall first, pursuant to a proposal by the Board to the shareholders meeting, if applicable, or resolution by the Board, such proposal or resolution to be made by the Board, in its sole discretion, in accordance with applicable law (e.g. with respect to the provisions on value transfers), be redeemed by the Company, secondly be offered to a Group company of the choice of the Board which shall have a right, but no obligation, to purchase any or all of the Compulsory Sale Warrants, thirdly be offered to the Founder (as defined in the Shareholders’ Agreement) who shall have a right, but no obligation, to purchase any or all of the Compulsory Sale Warrants or Sale Shares, fourthly be offered to the Majority Shareholder(s) (as defined in the Shareholders’ Agreement) who shall have a right, but no obligation, to purchase any or all of the offered Compulsory Sale Warrants or Sale Shares, and fifthly be offered to any other Shareholders, each of whom shall be entitled, but not under an obligation, to purchase any or all of the offered Compulsory Sale Warrants or Sale Shares.

3.3.8	The Board shall notify the relevant transferees set forth in Clause 3.3.7 above of any transfer of Compulsory Sale Warrants or transfer of Sale Shares. The respective transferee must notify the Board of their willingness to purchase Compulsory Sale Warrants or Sale Shares within twenty (20) Business Days of the receipt of the notification. If several transferees wish to exercise their right under Clause 3.3.7, the Compulsory Sale Warrants or Sale Shares shall be allocated among such transferees pro rata to the Shares owned by such transferees and in the order of priority set out in Clause 3.3.7. For the avoidance of doubt, if no party entitled to purchase the Compulsory Sale Warrants or Sale Shares pursuant to Clause 3.3.7 exercises such right within the prescribed period of time, the Departing Signatory shall be entitled to keep such Compulsory Sale Warrants or Sale Shares.

3.3.9	The Departing Signatory shall grant a power of attorney to such person appointed by the Board to, as such principal’s attorney, execute and do in his or her name or otherwise and on its behalf all documents, acts and things which the attorney shall in its absolute discretion consider necessary or desirable in order to implement the obligations of the Departing Signatory, under this Clause 3.3 and Clause 3.4. The Departing Signatory undertakes to ratify whatever the attorney shall lawfully do or cause to be done in accordance with the power of attorney and to indemnify and keep such attorney indemnified from all claims, costs, expenses damages and losses which the attorney may suffer as a result of the lawful exercise by him of the powers conferred on him under the power of attorney.

3.3.10	In case the Company and the Signatory or Departing Signatory cannot agree on the fair market value of the Offered Warrants, Sale Shares or Compulsory Sale Warrants (the “Fair Market Value”), the Fair Market Value shall be determined by PwC or by another independent valuator appointed by the Company. The cost of the valuation shall be borne by the Company.

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3.4	Repurchase Right for Shares Subscribed for through Unvested Warrants

3.4.1	Should a Departing Signatory’s employment or consultancy agreement with the Group cease during the Relevant Period, and has such Departing Signatory subscribed for shares through exercise of Unvested Warrants (“Unvested Shares”), such Departing Signatory shall be deemed to have made an irrevocable offer to the Company (or at the instruction of the Company a Group member) or the Shareholders to redeem or purchase any Unvested Shares up to a maximum of 100 percent of such Departing Signatory’s Unvested Shares (“Sale Shares”) in order of preference according to Clause 3.3.7.

3.4.2	Any Unvested Shares shall vest over the Relevant Period in accordance with Schedule B.

3.4.3	Notwithstanding Clause 3.4.2 above, if the Signatory is deprived of any or all of the Shares subscribed for through the Warrants by way of a division of property (such as in connection with divorce, death or similar) during the Relevant Period and such deprivation is not rectified within fifteen (15) Business Days from the day the relevant Shares are deprived, any such Shares that the Signatory has been deprived of shall be deemed to be Unvested Shares and irrevocably be deemed to have been offered as Sale Shares to the Company (or at the instruction of the Company a Group member) or the Shareholders for redemption or purchase in order of preference according to Clause 3.3.7.

3.4.4	The purchase price or redemption price, as applicable, for the Sale Shares to be transferred or redeemed in accordance with this Clause 3.4 shall be determined as follows:

(a)	For a Departing Signatory who is a Good Leaver, the aggregate purchase price or redemption price, as applicable, for the Sale Shares shall be the Fair Market Value of the Sale Shares.

(b)	For a Departing Signatory who is a Bad Leaver the aggregate purchase price or redemption price, as applicable, for the Sale Shares shall be the lower of the aggregate subscription price paid for the Sale Shares and the Fair Market Value of the Sale Shares.

3.4.5	For Sale Shares which are transferred or redeemed due to the Signatory being deprived of the Sale Shares by way of an unrectified division of property the aggregate purchase price or redemption price, as applicable, for the Sale Shares shall be the lower of the aggregate subscription price paid for the Sale Shares and the Fair Market Value of the Sale Shares.

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3.5	Accelerated vesting in the event of an Exit

In the event of (i) a trade sale of fifty (50) percent or more of the Shares to a third party, (ii) a sale of substantially all of the Group’s assets to a third party, or (iii) an initial public offering by the Company or any other entity within the Group (either of (i)-(iii), an “Exit”), the Board shall inform the Signatory, and the Signatory agrees and undertakes to take such actions as the Company may reasonably request to assist in achieving an Exit including, without prejudice to the generality of the following:

a)	sell all or a pro rata portion of the Signatory’s Warrants in the event of a trade sale in accordance with (i) above, provided always that the Signatory shall be treated no less favorably than other employees / consultants (as applicable) participating in the Company’s incentive program or any other holder of ordinary shares in the Company, in respect of the terms and conditions of any such trade sale; and/or

b)	during a period of ten (10) Business Days from the Board’s notice, exercise all Warrants held by the Signatory, which Warrants shall then become fully vested.

What is set out in Clause 4 below shall apply also to this Clause 3.5.

4.	Exercise of the Warrants and obligation to adhere to the Shareholders’ Agreement

4.1	The terms and conditions governing the exercise of the Warrants are set out in the Warrant Terms.

4.2	Irrespective of the terms and conditions in the Warrant Terms, the Signatory undertakes that, in case the Company does not agree otherwise in connection with the exercise, any exercise must always comprise at least twenty five (25) percent of the Warrants originally held by the Signatory.

4.3	In case the Signatory is not already a party to the Shareholders’ Agreement, the Signatory undertakes to adhere to the Shareholders’ Agreement simultaneously with the exercise of the Warrants. Upon request from the Signatory, such request to be provided at the earliest ten (10) Business Days prior to the first point in time when exercise of the Warrants can occur in accordance with the Warrant Terms, the Company will provide a copy of the Shareholders’ Agreement to the Signatory. The Signatory undertakes to treat the Shareholders’ Agreement strictly confidential and not to use it for any other purpose than to evaluate its exercise of the Warrants.

4.4	For the purposes of executing the adherence to the Shareholders’ Agreement, any exercise of the Warrants by the Signatory (irrespective of whether or not the Signatory has requested a copy of the Shareholders’ Agreement) shall mean that the Signatory irrevocably authorizes the chairman of the Company’s Board to execute the documentation necessary to execute and perfect the adherence to the Shareholders’ Agreement.

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5.	Warrant certificates

The Signatory agrees that the Company will not issue any certificates representing the Warrants and hence the Signatory undertakes not to require the Company to issue such certificates.

6.	Tax Treatment

6.1	The Signatory is responsible for independently obtaining tax advice in connection with the Warrants and this Undertaking. The Company does not give any guarantees with respect to the tax treatment over time of the Warrants and does not assume any responsibility for the Signatory’s tax situation in connection with the Warrants in any jurisdiction.

6.2	The Signatory and the Company shall bear their own taxes, levy, surcharges, and fees or similar associated with the Warrant’s or the Signatory’s exercise of the Warrants.

7.	Duration

This Undertaking takes effect when duly signed by the Signatory and shall remain in full force and effect until the earlier to occur of:

(a)	the date when the Signatory has transferred all of its Warrants in compliance with the terms of this Undertaking;

(b)	the date when the Signatory has utilized all of its Warrants for subscription of Shares and has adhered to the Shareholders’ Agreement;

(c)	the date when all Warrants held by the Signatory has expired; and

(d)	the date of the expiration of the Shareholders’ Agreement.

8.	Penalty and Damages

8.1	If the Signatory violates this Undertaking, the Signatory shall pay a penalty to the Company. The penalty shall amount to SEK 100,000 per occasion. The Company is entitled to additional compensation than what is stated above and additional penalties if the actual damage exceeds the penalty amount or if the violation involves the need for other measures against the Signatory.

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8.2	If the Company violates this Undertaking, the Company shall pay damages to the Signatory.

9.	Severability

If any part of this Undertaking is held to be invalid by law, the remaining parts of this Undertaking shall remain in force unless the deletion of such invalid part results in a fundamental change to the rights or obligations of a party.

10.	Amendment, Modification or Waiver

This Undertaking may only be amended, modified or waived by an instrument in writing duly executed by the parties, whereby it is expressly acknowledged that the directors of the Board appointed by a party shall not be held to be authorized to execute such instruments unless such authority has been given to them in a separate written power of attorney stating such authority or in this Undertaking. No change, termination, modification or waiver of any provision, term or condition of this Undertaking shall be binding on the parties, unless it is made in writing.

11.	Assignment

A party may not assign this Undertaking or any rights or obligations under it without the prior written consent of the other parties.

12.	Supremacy of this Undertaking

Where the provisions of the Warrant Terms conflict with the provisions hereof, the Parties hereby agree that it is their intention that the provisions hereof shall prevail, and that they shall, if necessary in any case, procure (to the extent permitted by applicable law) the amendment of the Warrant Terms to the extent required to make them comply with the provisions of this Undertaking

13.	Confidentiality

Each party agrees to keep the existence of this Undertaking, the negotiations or discussion in relation to this Undertaking, as well as any and all other information being delivered or disclosed (whether orally or in writing) to the other party in connection with herewith as confidential. The restrictions set out herein shall not apply when (a) disclosure is required by applicable law or by any order of any administrative or judicial authority or stock exchange rules, or (b) such information is or becomes public through no fault of the receiving party, or (c) such information has been obtained separately by the receiving party from a third party that is not bound by any obligation of confidentiality regarding such information. The confidentiality undertaking in this Section 13 shall survive any termination or expiration of this Undertaking for a period of three (3) years from the date of such termination or expiration.

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14.	Notices

All notices or communication pursuant to this Undertaking shall be sent by email to the last known address of the Company and shall be deemed to have been duly received by the addressee when sent by the sender unless the sender receives a delivery failure notification indicating that the email has not been delivered to the addressee.

15.	Governing law and disputes

15.1	This Undertaking shall be governed by and construed in accordance with the substantive laws of Sweden.

15.2	Any dispute, controversy or claim arising out of or in connection with this Undertaking, or the breach, termination or invalidity thereof, shall be finally settled by arbitration administered by the SCC Arbitration Institute. The arbitration shall take place in Stockholm. The language to be used in the arbitral proceedings shall be English unless all parties to the proceedings are Swedish nationals or companies registered in Sweden, or any non-Swedish party agrees to the use of the Swedish language. The Rules for Expedited Arbitrations of the SCC Arbitration Institute shall apply, unless the SCC Arbitration Institute, taking into account the complexity of the case, the amount in dispute and other circumstances, determines, in its discretion, that the Arbitration Rules of the SCC Arbitration Institute shall apply. In the latter case, the SCC Arbitration Institute shall also decide whether the arbitral tribunal shall be composed of one or three arbitrators. The costs for the arbitral proceedings shall be borne by the Company, unless the Signatory intentionally or through negligence has caused the arbitration proceedings unnecessarily.

15.3	Arbitration initiated with reference to this Clause 15 shall be treated as confidential by the parties and may not be disclosed to third parties without the other parties’ approval. Such confidentiality includes all information which is disclosed in the course of the arbitration as well as decisions and awards rendered as a result of the arbitration. A party shall, however, not be prevented from disclosing such information in situations referred to in Clause 10 in fine above and may invoke such confidential information to the extent it is necessary for such party to safeguard its rights within the scope for execution or contesting of an arbitral award.

15.4	Each party acknowledges that a dispute may involve more than two (2) parties and hereby irrevocably agree that any such dispute shall be settled in one and the same arbitral proceeding.

________________

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Date:

Name:

The above is confirmed and accepted on behalf of Einride AB.

Date:

Name:	Roozbeh Charli

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Schedule B – Vesting

Attached separately

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